UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

OCLARO, INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Options to Purchase Common Stock, $0.01 par value
(Title of Class of Securities)
67555N107
(CUSIP Number of Common Stock Underlying Class of Securities)

Kate Rundle, Esq.
Executive Vice President and General Counsel
Oclaro, Inc.
2584 Junction Avenue
San Jose, California 95134
Tel: (408) 383-1400
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Steve Gillette, Esq.
Jones Day
1755 Embarcadero Road
Palo Alto, CA 94303
Tel: (650) 739-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,992,774	$111.20

*	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 4,307,769 shares of the issuer’s common stock and have an aggregate value of $1,992,774 as of October 27, 2009, calculated based on a Black-Scholes option pricing model.

**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third party tender offer subject to Rule 14d-1.
☑   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Arrangements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Person/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
INDEX OF EXHIBITS
EX-99.(A)(1)(A)
EX-99.(A)(1)(B)
EX-99.(A)(1)(C)
EX-99.(A)(1)(D)
EX-99.(A)(1)(E)
EX-99.(A)(1)(F)
EX-99.(A)(1)(G)
EX-99.(A)(1)(H)
EX-99.(A)(1)(I)
EX-99.(A)(1)(J)
EX-99.(D)(8)
EX-99.(D)(9)

Item 1. Summary Term Sheet.
The information set forth under “Summary Term Sheet — Questions and Answers” in the Offer to Exchange Certain Stock Options for Replacement Stock Options, dated November 2, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address.
Oclaro, Inc., a Delaware corporation (the Company” or “Oclaro”) is the issuer of the securities that are subject to the Offer to Exchange. The Company’s principal executive offices are located 2584 Junction Avenue, San Jose, California 95134, and the telephone number at that address is (408) 383-1400.
     (b) Securities.
This Tender Offer on Schedule TO relates to an offer by the Company to certain of its employees to exchange some or all of their outstanding options to purchase the Company’s common stock for fewer replacement stock options with exercise prices equal to the closing price per share of the Company’s common stock on the date of grant (the “Offer”). A stock option will be eligible for exchange if: (i) it has an exercise price of at least $2.00 per share; (ii) it was granted at least 12 months prior to the commencement of this Offer to Exchange (iii) it is held by an employee who is eligible to participate in the Offer and (iv) it remains outstanding (i.e., unexpired and unexercised) as of the date of grant of the replacement options (such options are referred to herein as “Eligible Options”).
The Company is making the Offer to all of the U.S. and international employees of the Company and its subsidiaries who hold Eligible Options (referred to herein as the “Eligible Employees”), except for (i) members of the Company’s Board of Directors and (ii) the Company’s named executive officers. To remain eligible to participate in the Offer, the Eligible Employees must be employed by the Company or one of its subsidiaries on the date the Offer commences and remain employed through the date that the replacement options are granted.
As of October 27, 2009, approximately 4,307,769 shares were subject to Eligible Options. The actual number of shares subject to the stock options to be exchanged in the Offer will depend upon the number of shares of common stock subject to Eligible Options surrendered by the Eligible Employees and accepted for exchange. The Company is making the Offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Paper Election Form, attached hereto as Exhibit (a)(1)(D).
The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers,” “Risk Factors,” “The Exchange Offer — Section 2, Eligible Employees,” “The Exchange Offer — Section 3, Eligible Options,” “The Exchange Offer — Section 4, Exchange Ratios,” “The Exchange Offer — Section 5, Source and Amount of Consideration; Terms of Replacement Options,” “The Exchange Offer — Section 8, Acceptance of Options for Exchange and Grant of Replacement Options,” and “The Exchange Offer — Section 9, Expiration Time” is incorporated herein by reference.
     (c) Trading Market and Price.
The information set forth in the Offer to Exchange under “The Exchange Offer — Section 13, Price Range of Ordinary Shares Underlying Eligible Options” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address.
The Company is both the filing person and the issuer. The information set forth under Item 2(a) above and in

2

Schedule A to the Offer to Exchange is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material Terms.
The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under “Summary Term Sheet — Questions and Answers” and “The Exchange Offer” is incorporated herein by reference.
     (b) Purchases.
The members of the Company’s Board of Directors and the Company’s named executive officers are not eligible to participate in the Offer. The information set forth in the Offer to Exchange under “The Exchange Program — Section 15, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
     (e) Agreements Involving the Subject Company’s Securities.
The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers,” “The Exchange Offer — Section 3, Eligible Options,” “The Exchange Offer — Section 5, Source and Amount of Consideration; Terms of Replacement Options,” “The Exchange Offer — Section 12, Summary of the Plans” and “The Exchange Offer — Section 15, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference. See also the equity incentive plans and award agreements attached hereto as Exhibits (d)(1) — (d)(9) and incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes.
The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers” and “The Exchange Offer — Section 1, Purpose of the Option Exchange Program” is incorporated herein by reference.
     (b) Use of Securities Acquired.
The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers,” “The Exchange Offer — Section 8, Acceptance of Options for Exchange and Grant of Replacement Options,” “The Exchange Offer — Section 16, Status of Options Accepted for Exchange,” and “The Exchange Offer — Section 17, Accounting Consequences of the Exchange” is incorporated herein by reference.
     (c) Plans.
Not applicable.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds.
The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers,” “The Exchange Offer — Section 4, Exchange Ratios” and “The Exchange Offer — Section 5, Source and Amount of Consideration; Terms of Replacement Options” is incorporated herein by reference.

     (b) Conditions.
The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers” and “The Exchange Offer — Section 10, Conditions of the Exchange Offer” is incorporated herein by reference.
     (d) Borrowed Funds.
Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership.
The information set forth in the Offer to Exchange under “The Exchange Program — Section 15, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.
     (b) Securities Transactions.
The information set forth in the Offer to Exchange under “The Exchange Program — Section 15, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.
Not applicable.
Item 10. Financial Statements.
     (a) Financial Information.
The information set forth in Item 8, Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for the fiscal year ended June 27, 2009 and in the Offer to Exchange under “The Exchange Offer — Section 14, Information Concerning Oclaro; Financial Information” and “The Exchange Offer — Section 21, Additional Information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K can also be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.
As of the date of this tender offer statement on Schedule TO, the Company has not filed with the Securities and Exchange Commission a Quarterly Report on Form 10-Q for the Company’s first fiscal quarter ended September 26, 2009.
     (b) Pro Forma Information.
Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
The information set forth in the Offer to Exchange under the sections under “The Exchange Offer — Section 15,

Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” and “The Exchange Offer — Section 18, Legal Matters and Regulatory Approvals” is incorporated herein by reference.
     (b) Other Material Information.
Not applicable.
Item 12. Exhibits.
The Exhibit Index attached to this Schedule TO and the exhibits referenced therein are incorporated herein by reference.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

OCLARO, INC.
/s/ Jerry Turin
Jerry Turin
Chief Financial Officer Date: November 2, 2009

INDEX OF EXHIBITS

Exhibit No.	Document

(a)(1)(A)	Offer to Exchange Certain Stock Options for Replacement Stock Options, dated November 2, 2009

(a)(1)(B)	Paper Election Form

(a)(1)(C)	Form of Email Communication to Employees

(a)(1)(D)	Form of E-mail to Employees with Login ID

(a)(1)(E)	Screen Shots from Exchange Offer Website

(a)(1)(F)	Form of Online Agreement to Terms of Election

(a)(1)(G)	Form E-mail Confirming Declined Offer

(a)(1)(H)	Form E-mail Confirming Accepted Offer

(a)(1)(I)	Form of Reminder E-mail

(a)(1)(J)	Presentation to Employees Regarding Employee Option Exchange Program

(a)(1)(K)	Annual Report on Form 10-K for the fiscal year ended June 27, 2009 (filed with the Securities and Exchange Commission on September 4, 2009 (File No. 000-30684), and incorporated herein by reference)

Exhibit No.	Document
(d)(1)	Amended and Restated 2004 Stock Incentive Plan (previously filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on February 6, 2008 (File No. 000-30684), and incorporated herein by reference)

(d)(2)	U.K. Subplan to the Amended and Restated 2004 Stock Incentive Plan (previously filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on May 17, 2005 (File No. 000-30684), and incorporated herein by reference)

(d)(3)	Avanex 1998 Stock Plan, as amended and restated (previously filed as Exhibit 10.2 of Avanex Corporation’s Annual Report on Form 10-K filed on September 5, 2008 (File No. 000-29175), and incorporated herein by reference)

(d)(4)	Bookham Technology Plc 1998 Employee Share Option Scheme, as amended (previously filed as Exhibit 4.20 of Bookham Technology Plc’s Annual Report on Form 20-F filed on April 8, 2004 (File No. 000-30684), and incorporated herein by reference)

(d)(5)	New Focus, Inc. 2000 Stock Plan, as amended (previously filed as Exhibit 4.1 of New Focus, Inc.’s Registration Statement on Form S-8 filed on April 26, 2002 (File No. 333-87054), and incorporated herein by reference)

(d)(6)	New Focus, Inc. 1999 Stock Plan (previously filed as Exhibit 4.6 of New Focus, Inc.’s Registration Statement on Form S-8 filed on May 18, 2000 (File No. 333-37280), and incorporated herein by reference)

(d)(7)	Holographix Inc. 2000 Stock Option Plan, as amended (previously filed as Exhibit 4.2 of Avanex Corporation’s Registration Statement on Form S-8 filed on August 3, 2000 (File No. 333-42952), and incorporated herein by refrence).

(d)(8)	Form of Oclaro, Inc. Nonstatutory Stock Option Agreement under Amended and Restated 2004 Stock Incentive Plan and Avanex 1998 Stock Plan for U.S. employees

(d)(9)	Form of Oclaro, Inc. Nonstatutory Stock Option Agreement under Amended and Restated 2004 Stock Incentive Plan and Avanex 1998 Stock Plan for non-U.S. employees